UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of September 2023

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

B.O.S. Better Online Solutions Ltd.

This Form 6-K, including the exhibits, is hereby incorporated by reference into all effective registration statements, filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto are the following exhibits:

99.1	Unaudited Condensed Interim Consolidated Financial Statements of the Registrant as of June 30, 2023.

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Six Months ended June 30, 2023 and June 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Moshe Zeltzer
Moshe Zeltzer
Chief Financial Officer

Dated: September 29, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Unaudited Condensed Interim Consolidated Financial Statements of the Registrant as of June 30, 2023.

99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Six Months ended June 30, 2023 and June 30, 2022.

3